UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

RESOLUTIONS OF PETROBRAS ANNUAL AND EXTRAORDINARY
GENERAL MEETINGS

Rio de Janeiro, April 27, 2017 – Petróleo Brasileiro S.A. - Petrobras reports that the Annual and Extraordinary General Meetings held at 3 pm today, in the
Auditorium of the Company's Headquarters on Avenida República do Chile, nº 65 -
1st floor, in the city of Rio de Janeiro (RJ), deliberated on and approved the following by majority vote:

ANNUAL GENERAL MEETING

I. Take management’s accounts, examine, discuss, and vote on the Management
Report and the Financial Statements of the Company, together with the independent auditor’s report and the Audit Committee’s Opinion for the fiscal year ended on 31 December 2016;

II. Elect the standing members of the Audit Committee and corresponding alternates, as follows:

Elected by the Controlling Shareholder

Mrs. Marisete Fatima Dadald Pereira - standing and Mrs. Agnes Maria de Aragão da
Costa as alternate;
Mr. Eduardo Cesar Pasa – standing and Mr. Maurycio José Andrade Correia as alternate.
Mr. Adriano Pereira de Paula – standing and Mr. José Franco Medeiros de Morais as alternate;

Elected by the Minority Shareholders Holding Common Shares
Mr. Reginaldo Ferreira Alexandre – standing and Mr. Marcelo Gasparino da Silva as alternate
Elected by the Shareholders Holding Preferred Shares
Mr. Walter Luis Bernardes Albertoni – standing and Mr. José Pais Rangel as alternate.

a. Definition of the compensation for administrators, Fiscal Council members, and members of the Statutory Advisory Committees to the Board of Directors up to
R$ 28,573,425.59 (twenty-eight million, five hundred seventy-three thousand, four hundred twenty-five reais and fifty-nine cents) the overall remuneration to be paid to Petrobras administrators, in the period between April this year and
March next year.

Extraordinary General Meeting

I. Amendment of Petrobras' By-Laws in the form of the Management's proposal, except for article 14, article 21, paragraph 1, V and article 30, VI, which were approved in the form of a vote by the Federal Government , as detailed below:

(i) Art. 14, which is hereby amended according to the Federal Government voting as follows:

"Art. 14 - For strict compliance with activities related to its object,
Petrobras may, pursuant to the authorization granted by Law No. 9,478, of 1997 and, in accordance with current legislation, extinguish wholly owned subsidiaries, companies whose corporate purpose is to participate of other companies, in the form of art. 8, paragraph 2 of Decree No. 8.945, of December
27, 2016, as well as associating, majority and/or minority to other companies."

(ii)  Amend art. 16, to include a sole paragraph defining that, notwithstanding the provisions for differentiation set forth in articles 54 and 56 of Decree no.
8.945/16 for smaller companies (companies with annual gross revenues lower than
R$ 90 million), all selection and approval requirements and impediments applicable to administrators and Audit Committee members shall be uniform and impartial both within the holding and in the companies that compose the
Petrobras System;

(iii) Amend the heading of art. 18, to expressly provide for the unification of
Board of Directors members’ term in office, in compliance with art. 24, VI of
Decree no. 8.945/16;

(iv) Amend art. 18, to insert paragraph 6, which prohibits the reelection of
Board of Directors members who do not participate in any annual training provided by the Company for the last 2 years, in compliance with art. 42, sole paragraph of Decree no. 8.945/16;

(v) Amend art. 18, to insert paragraph 7, which sets out that, in all cases, the return of a former Board of Directors member to the Company can only occur after a period equivalent to the term in office, in compliance with art. 24, paragraph
4 of Decree no. 8.945/16;

(vi) Amend the heading of art. 20, to expressly provide for the unification of
Executive Board members’ term in office, in compliance with art. 24, VII of
Decree no. 8.945/16;

(vii) Amend art. 20, to insert paragraph 3, which includes an additional requirement for the post of Executive Officer in comparison to the requirements for Board of Directors members, in compliance with art. 24, II of Decree no.
8.945/16;

(viii) Amend art. 20, to insert paragraph 4, which prohibits the reelection of
Executive Board members who do not participate in any annual training provided by the Company for the last 2 years, in compliance with art. 42, sole paragraph of Decree no. 8.945/16;

(ix) Amend art. 20, to insert paragraph 5, which sets out that, in all cases, the return of a former Executive Board member to the Company can only occur after a period equivalent to the term in office, in compliance with art. 24, paragraph 4 of Decree no. 8.945/16;

(x) Amend the heading of art. 21 to set out the express deference of Company administrators to the provisions set forth in Decree no. 8.945/16, in addition to those set forth in Law no. 6.404/76, in Law no. 13.303/16 and in the Policy
on Nomination;

(xi) Amend art. 21, to include paragraphs 1, 2, and 3, which mandate the application to all administrators of the additional conditions of irreproachable reputation described therein and those to be detailed in the Policy on
Nomination. Specifically, item V of § 1 of art. 21 was amended according to
Federal Government voting, as follows:

"V - has not been included in the system of disciplinary consequence in the scope of any subsidiary, controlled or affiliated company of Petrobras or has suffered a labor or administrative penalty in another legal entity under public or private law in the last three (3) years as a result of Internal assessments, where applicable; "

(xii) Amend art. 21, to include paragraph 4, which provides for the duty of the
Committee on Nomination, Compensation and Succession ("CIRS") to examine the additional conditions of irreproachable reputation within at most 8 working days from submission of information pertaining to the nominee, whereas such a term may be extended to up to an equal period or suspended, as the case may be;

(xiii) Amend art. 21, paragraph 2, to become paragraph 6 after renumbering, to establish the equality of requirements and criteria for all Board of Directors members, including the representative of employees;

(xiv) Amend art. 21, to include paragraph 7, to allow for the nominee to offer clarifications upon request by CIRS;

(xv) Amend art. 29 to insert, in sections II, IV, VII, and XIII, the powers provided for in art. 9, paragraph 1; art. 24, III; art. 32, II, and art. 37, paragraph 3 of Decree no. 8.945/16;

(xvi) Amend art. 30 to insert, in sections VI and VIII, the powers provided for in art. 8, paragraph 2 and art. 32, I of Decree no. 8.945/16, as well as to promote wording adjustments, Specifically, item VI of art. 30 was amended according to Federal Government voting, as follows:

"VI - constitution and, in accordance with current legislation, extinction of wholly-owned subsidiaries, of companies whose corporate purpose is to participate in other companies, Company's holdings in subsidiaries or affiliated companies, transfer or termination of such participation, as well as the acquisition of shares or quotas of other companies; "

(xvii) Amend art. 30, sections II, IV, IX, XIV, and XV, to promote wording adjustments;

(xviii) Amend art. 30, paragraph 1, former sole paragraph, to provide for the
Minority Shareholders Committee as a supporting statutory committee to the Board of Directors;

(xix) Amend art. 30, to include paragraph 2, which sets forth that the CIRS shall fulfill the duties defined in art. 21 of Decree no. 8.945/16, analyzing also the irreproachable reputation criteria provided for in the proposal for amendment of art. 21 of the by-laws;

(xx) Amend art. 30, to include paragraphs 3 and 4, which provide for the events of summons of the Minority Committee, as a measure of good governance in the prior assessment of transactions involving the Federal Government, its autarchies and foundations, Federal Government State-Owned companies, provided that outside the normal course of business of the Company, and moreover govern the composition of the Committee;

(xxi) Amend art. 32, to include paragraph 5, which provides that transactions with the Federal Government, its autarchies and foundations shall be approved by two thirds (2/3) majority vote of attending Board members;

(xxii) Amend art. 34, to include line "l" in section II, which expressly sets forth the Executive Board’s power to approve collective work agreements, as well as the proposition of collective bargaining;

(xxiii) Amend art. 35, paragraph 2, to improve the wording by using the terminology adopted for positions directly subordinated to Executive Officers, pursuant to a need noted by the Company;

(xxiv) Amend the heading of art. 43 to set out express deference of the
Company’s Audit Committee members to the provisions set forth in Decree no.
8.945/16, in the Policy on Nomination, and in the irreproachable reputation criteria provided for in art. 21 of the by-laws;

(xxv) Amend art. 43, paragraph 2, for wording adjustment;

(xxvi) Amend art. 44, to include paragraph 1, which prohibits the reelection of
Audit Committee members who do not participate in any annual training provided by the Company for the last 2 years, in compliance with art. 42, sole paragraph of Decree no. 8.945/16, and;

(i) Amend art. 44, to include paragraph 2, which sets out that, in all cases, the return of a former Audit Committee member to the Company can only occur after a period equivalent to the term in office, in compliance with art. 24, paragraph 4 of Decree no. 8.945/16;

II. Consolidation of the Bylaws to reflect the amendments approved, and;

III. Inclusion in the Policy on Nomination of Audit Committee, Board of
Directors, and Executive Board members, of additional requirements of irreproachable reputation, beyond those included in Law no. 13.303, dated June
30, 2016, and Decree 8.945, date December 27, 2016, in compliance with art. 40, section XIII in Petrobras Bylaws.
_________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947
FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.
The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: April 27, 2017	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer